Liquid Media Group Subsidiary Digital Cinema United adds Exhibitor Alamo Drafthouse Cinema to Cloud-based DCP Delivery Platform

VANCOUVER, British Columbia, August 15, 2023 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the ongoing growth of subsidiary Digital Cinema United (“DCU”)’s cloud-based electronic delivery platform, DCU Connect, adding Exhibitor Alamo Drafthouse Cinema.  Known for their curatorial approach to programming, showcasing first-run releases as well as a mix of independent and classic films, Alamo Drafthouse is now the 12th largest theatrical exhibitor in North America, operating 39 theatre locations and 315 screens.

DCU Connect, DCU’s DCP delivery platform, is a software-based platform that takes 10 minutes to install per location. Requiring no hardware, the platform currently fully integrates with numerous TMS/LMS systems which include Arts Alliance Media’s Screenwriter, GDC, Rosetta Bridge and Cinema ACE. Relied upon by more than 15,000 screens worldwide, the platform has been praised for its affordability, reliability, and customization opportunities, by Exhibitors of all sizes including arthouses, drive-in theatres, independently owned theatres and the major theatrical circuits.

“DCU Connect continues to expand its footprint amongst Exhibitors worldwide, delivering reliable, fast, cost-effective DCP services to our valued clients in the theatrical exhibition and film distribution community,” said Ronnie Ycong, the Executive Vice President and General Manager of Digital Cinema United, Americas. “The move to e-delivery further reduces risks of delays due to weather, mechanical, and other related issues, increasing operational efficiency for our clients and reducing fuel emissions associated with the legacy model of shipping hard drives.”

About Digital Cinema United:

Digital Cinema United (DCU), a Liquid Media Group company, is a global provider of technical content services for theatrical, home entertainment, and digital distribution platforms, with operations in Los Angeles, London, Malta, Prague and South Africa. DCU supports the distribution of content for Hollywood majors, independent studios, event cinema distributors, and renowned producers and content owners worldwide through DCP Production and DCP Delivery services of feature films and movie trailers to all cinemas in North America, Europe, Middle East, Africa, Australia and New Zealand. DCU also provides International Servicing with Localization worldwide and direct delivery to Video-On-Demand (VOD) streaming platforms. DCU operates TPN (Trusted Partner Network) certified facilities across all of its regions.

Additional information is available at https://digitalcinemaunited.com/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com